

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via Email
Brian G. Block
Senior Vice President
WireCo WorldGroup, Inc.
12200 NW Ambassador Drive
Kansas City, Missouri 64163

      Re: WireCo WorldGroup, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 10, 2014
              File No. 333-174896

Dear Mr. Block:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa N. Rocha

              Melissa N. Rocha
              Senior Assistant Chief Accountant